GREAT-WEST FUNDS, INC.

8515 East Orchard Road

Greenwood Village, Colorado 80111

December 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Great-West Funds, Inc.
Definitive Proxy Statement on Schedule 14A
File Nos. 2-75503, 811-03364

Commissioners:

Electronically transmitted for filing, pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934, is the above-referenced definitive proxy statement for the preliminary proxy statement filed by Great-West Funds, Inc. (the “Registrant”) with the Commission on December 17, 2013.

Set forth below is each Commission staff comment on the preliminary proxy statement, communicated via telephone on December 26, 2013, by Mr. Patrick Scott of the Commission’s Office of Insurance Products, followed by Registrant’s response.

I. RESPONSES TO STAFF COMMENTS

Comment No. 1

Disclose that as a result of proportionate voting, a small number of Contract Owners may determine the outcome of the shareholder vote.

Response

Comment complied with by disclosing under Part 5 of the Proxy Statement that “As a result of such proportionate voting, a small number of Contract Owners may determine the outcome of the shareholder vote(s).”

Comment No. 2

Disclose that the sub-advisory fee percentage is on an annualized percentage basis.

Response

Comment complied with by disclosing under Part 3 of the Proxy Statement that “The sub-advisory fee percentage is calculated on an annualized percentage basis.”

II. “TANDY” REPRESENTATIONS

In response to a request of the Commission staff, in connection with this filing, Registrant hereby acknowledges that:

•	Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Comments by the Commission staff or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States except as otherwise legally permissible.

If you have any questions, please contact me at (303) 737-4675 or Renee Hardt of Vedder Price P.C. at (312) 609-7616.

Very truly yours,

/s/ Ryan L. Logsdon

Ryan L. Logsdon

Assistant Vice President, Counsel & Secretary

cc:	Patrick F. Scott, Esq.